Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2002	2001	2000	1999	1998
	(In thousands, except ratio data)
Income Before Income Taxes	$ 10,802	$ 3,468	$ 8,229	$ 9,663	$ 8,859

Interest on Indebtedness	7,952	11,311	10,346	8,920	8,723

Portion of rents representative
of the interest factor	949	883	828	746	665

Earnings as adjusted	$ 19,703	$ 15,662	$ 19,403	$ 19,329	$ 18,247

Fixed Charges:

Interest on Indebtedness	$ 7,952	$ 11,311	$ 10,346	$ 8,920	$ 8,723

Portion of rents representative
of the interest factor	949	883	828	746	665

Fixed Charges	$ 8,901	$ 12,194	$ 11,174	$ 9,666	$ 9,388

Ratio of Earnings
to Fixed Charges	2.21	1.28	1.74	2.00	1.94